UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the fiscal year end DECEMBER 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the transition period from ___________ to___________

Commission file number 1-8339

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

TABLE OF CONTENTS

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015) is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
KPMG LLP
Norfolk, Virginia
June 10, 2016

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Assets Available for Benefits

	December 31,
	2015	2014
	($ in thousands)

Assets
Investments at fair value	$401,166	$410,710
Plan interest in Master Trust for Norfolk Southern Corporation
common stock	206,081	286,284

Assets available for benefits	$607,247	$696,994

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Assets Available for Benefits

Year ended
December 31,
2015
($ in thousands)

Investment income (loss)
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$(57,255)
Net depreciation in fair value of investments	(12,512)
Dividends	10,558
Interest	1,046

Total investment loss	(58,163)

Contributions
Employee contributions	47,959
Employer contributions	4,439

Total contributions	52,398

Distributions
Benefits paid	76,371
Assets transferred out to BLE Section 401(k) Plan	4,258
Assets transferred out to Thrift and Investment Plan	2,264
Administrative expenses	1,089

Total distributions	83,982

Net decrease in assets available for benefits	(89,747)

Assets available for benefits
Beginning of year	696,994

End of year	$607,247

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined-contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This update removes certain requirements for investments measured using the net asset value per share practical expedient, including certain disclosure requirements and the requirement to categorize those investments within the fair value hierarchy. The Plan early adopted the provisions of this ASU during 2015 and applied them retrospectively. The adoption of ASU 2015-07 did not have a material effect on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” This three-part update simplifies current benefit plan accounting and, among other things, requires fully benefit-responsive investment contracts to be measured, presented, and disclosed at contract value only, eliminates certain investment related disclosures, and provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The Plan early adopted the provisions of this ASU during 2015 and applied them retrospectively. The adoption of ASU 2015-12 did not have a material effect on the Plan’s financial statements.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2015 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, an Agreement Employee of NS or any participating subsidiary company is eligible to become a participant of the Plan (Member) upon employment.

The Plan is intended to be a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (Code). A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. However, the Plan designates the Benefits Investment Committee, consisting of NS's Chief Financial Officer, Chief Legal Officer, and Chief Administrative Officer, as responsible for choosing the Plan's investment options and monitoring the continued appropriateness of those investment options. The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.

Pre-Tax, Roth, Matching, Rollover, TWIST and After-Tax Contributions Accounts

Separate accounts (Accounts) are maintained for each type of contribution under the Plan. The Plan allocates earnings or losses on the investments to Members' Accounts based on their investment in each investment option.

A Member may elect that NS contribute to the Plan from 1% to 75% of the Member’s Compensation. A Member may at any time prospectively change this contribution rate. The Member must designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution. In addition, a Member may contribute to the Member’s After-Tax Contributions Account from 1% to 5% of the Member’s Compensation.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($18,000 for 2015). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($6,000 for 2015).

NS contributes Matching Contributions of 30% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed the lesser of $45 per month or 1.8% of the Member’s Compensation. On or before November 15, 1999, NS contributed TWIST contributions in the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

A Member may contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and/or eligible rollover distributions from a designated Roth account from a tax-qualified retirement plan of a former employer.

Vesting

A Member has an immediate, fully vested interest in all of the Member's Accounts, other than the Member's Matching Contributions Account. Matching Contributions are fully vested one year after the Member's hire date; however, Matching Contributions consisting of dividends reinvested in the NS Stock Fund are fully vested at all times.

Income and Dividends

Income received, in the form of dividends or otherwise, is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was derived.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund are paid to the Plan and at the Member's election, either (i) distributed in cash to the Member, or (ii) reinvested in the NS Stock Fund within the Member’s Accounts. A Member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

A distribution of the Member's Accounts will be made upon request following a Member's termination of employment. If the value of the Member's Accounts in the Plan is less than $5,000 following the Member's termination of employment, then the Account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but is less than $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

A Member who has terminated employment must take a full distribution of the Member's Accounts in the Plan upon reaching age 62. A Member's beneficiary must take a full distribution of the Member's Accounts in the Plan after the Member's death. In either case; however, there may be alternatives to continue to defer taxation of all or part of the Plan distribution by electing a trustee-to-trustee transfer or, if permissible, a rollover distribution.

A Member may elect that the portion of the Account invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.

A Member may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the year, all or a portion of the balance of their After-Tax Contributions Account, subject to a $500 minimum withdrawal. A Member may at any time withdraw all or a portion of the balance of the Member’s Rollover Accounts or TWIST Account.

A Member may make a written request for a hardship withdrawal as described in the plan document.

Transfers with other Plans

If a Member becomes eligible for participation in the Thrift and Investment Plan (TIP) of NS and Participating Subsidiary Companies, the Member may transfer their Plan balance to TIP. If the Member does not elect to do so, the balance will be automatically transferred from the Plan to TIP as of the calendar quarter following the quarter in which the Member becomes eligible for TIP.

A Member may directly transfer their Accounts to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Member is eligible to participate in such other plan.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, Members would remain 100% vested in their Account balances.

3. Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or other restrictions.

A Member may elect to participate in the Vanguard Managed Account Program, under which the Member delegates ongoing, discretionary investment management services with respect to their entire interest in the Plan to Vanguard Advisers, Inc.

4. Fair Value Measurements

ASC 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan as of the close of the New York Stock Exchange (NYSE) at year end.

Common collective trusts: Valued at NAV, which is used as a practical expedient for fair value. The practical expedient would not be used if it is determined to be probable that the investments will be sold for an amount different from the reported NAV. There are no imposed redemption restrictions and the Plan does not have any contractual obligation to further invest in the trusts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy (there were no level 2 or 3 valued investments), excluding Plan interest in Master Trust for NS stock ($ in thousands):

December 31, 2015
Registered investment companies (level 1)	$274,611
Total assets in the fair value hierarchy	274,611

Common collective trusts[1]	126,555
Investments at fair value	$401,166

December 31, 2014
Registered investment companies (level 1)	$288,764
Total assets in the fair value hierarchy	288,764

Common collective trusts[1]	121,946
Investments at fair value	$410,710

1In accordance with ASU Subtopic 820-10, investments valued using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line item presented in the statements of assets available for benefits.

5. Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a master trust along with investments in NS stock held by TIP. The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the members’ accounts. A unit represents a proportionate ownership interest in investments of the master trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the master trust’s transactions, by the number of units credited to members of both plans in the master trust. Units are allocated among the plans based on total units credited to members of each plan. The Plan’s percentage of master trust investment assets was 44.0% at December 31, 2015, and 43.9% at December 31, 2014. The Plan’s interest in the fair value of master trust investment assets was $206.1 million at December 31, 2015, and $286.3 million at December 31, 2014.

The following table presents the net assets of the master trust:

	December 31,
	2015	2014
	($ in thousands)

NS stock	$466,792	$651,215
Money market fund	1,633	1,641
Total investments	468,425	652,856

Accounts receivable	19	230
Accounts payable and other accrued expenses	(226)	(582)

Net assets	$468,218	$652,504

The following table presents the changes in net assets of the master trust:

Year ended
December 31,
2015
($ in thousands)

Net depreciation in fair value of investments	$(143,353)
Dividends and interest	13,574

Net investment loss	(129,779)

Net transfers	(54,507)

Decrease in net assets	$(184,286)

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the master trust. The following is a description of the valuation methodologies used for assets measured at fair value:

NS stock: Value based upon the closing price reported on the NYSE at year end.

Money market fund: Valued at the closing price reported on the active market on which the fund is traded.

All of the master trust investments at December 31, 2015 and 2014 are level 1 investments in accordance with the valuation technique level.

6. Federal Income Taxes

The Internal Revenue Service (IRS) determined and informed NS by a letter dated February 24, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits for any plan years in progress.

The Plan follows the provisions of Accounting Standards Codification (ASC) 740, “Income Taxes” as it relates to uncertainties in income taxes. ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law. The Plan has no liabilities recorded at December 31, 2015 and 2014 for unrecognized tax benefits.

7. Plan Amendments

NS has the right to amend the Plan at any time.

8. Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of common collective trusts managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the Plan's independent trustee and the record keeper, respectively; therefore fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS stock. NS is the employer and Plan Sponsor. The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2015	2014
	($ in thousands)

Benefit claims payable to participants per the financial statements	$—	$—
Add: Current accruals for withdrawing participants	190	166

Benefit claims payable to participants per Form 5500	$190	$166

Year ended
December 31,
2015
($ in thousands)

Benefits paid per the financial statements	$76,371
Add: Current accruals for withdrawing participants	190
Less: Prior year accruals paid in current year	(166)

Benefits paid per Form 5500	$76,395

Schedule 1

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par or maturity value	Current Value
		($ in thousands)
Plan interest in Master Trust
for NS stock*	7,300,067 units of NS Stock Fund	$206,081

Value of Interests in Registered
Investment Companies:
The Vanguard Group, Inc.*	1,095,710 shares of Vanguard Wellington Fund Admiral Shares	69,621
The Vanguard Group, Inc.*	273,159 shares of Vanguard Institutional Index Fund	50,977
The Vanguard Group, Inc.*	688,346 shares of Vanguard Growth Index Fund Institutional Shares	37,701
The Vanguard Group, Inc.*	369,219 shares of Vanguard Total International Stock Index Fund	35,792
The Vanguard Group, Inc.*	495,436 shares of Vanguard Windsor II Fund Admiral Shares	29,449
The Vanguard Group, Inc.*	1,784,356 shares of Vanguard Total Bond Market Index Fund	18,985
The Vanguard Group, Inc.*	373,567 shares of Vanguard Mid-Cap Index Fund Institutional Shares	12,272
The Vanguard Group, Inc.*	192,237 shares of Vanguard Small-Cap Index Fund Institutional Shares	10,198
Western Asset Funds, Inc.	676,468 shares of Western Asset Core Bond Fund; Class IS	8,219
The Vanguard Group, Inc.*	135,861 shares of Vanguard Inflation-Protected Securities Fund	1,395
The Vanguard Group, Inc.*	1,633 shares of Vanguard Prime Money Market Fund	2
		274,611
Value of Interests in Common
Collective Trusts:
The Vanguard Group, Inc.*	49,264,751 units of Vanguard Retirement Savings Trust III	49,265
The Vanguard Group, Inc.*	411,254 units of Vanguard Target Retirement 2040 Trust II	10,717
The Vanguard Group, Inc.*	396,897 units of Vanguard Target Retirement 2045 Trust II	10,335
The Vanguard Group, Inc.*	377,355 units of Vanguard Target Retirement 2035 Trust II	9,694
The Vanguard Group, Inc.*	355,516 units of Vanguard Target Retirement 2020 Trust II	9,578
The Vanguard Group, Inc.*	307,808 units of Vanguard Target Retirement 2030 Trust II	7,923
The Vanguard Group, Inc.*	302,206 units of Vanguard Target Retirement 2050 Trust II	7,903
The Vanguard Group, Inc.*	287,084 units of Vanguard Target Retirement 2015 Trust II	7,857
The Vanguard Group, Inc.*	272,830 units of Vanguard Target Retirement 2025 Trust II	7,197
The Vanguard Group, Inc.*	80,815 units of Vanguard Target Retirement 2055 Trust II	2,830
The Vanguard Group, Inc.*	70,446 units of Vanguard Target Retirement Income Trust II	2,094
The Vanguard Group, Inc.*	21,921 units of Vanguard Target Retirement 2010 Trust II	602
The Vanguard Group, Inc.*	20,276 units of Vanguard Target Retirement 2060 Trust II	560
		126,555

	Total investments at fair value	$607,247

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date:	June 10, 2016	BY:	/s/ G. W. Dana
G. W. Dana
Secretary, Board of Managers

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm